Filed Pursuant to Rule 424(b)(5) Registration No. 333-259242

PROSPECTUS SUPPLEMENT No.1
(To the Prospectus dated September 14, 2021 and
the Prospectus Supplement, dated September 30, 2021)

Up to $39,016,766 of Shares

Common Stock

This prospectus supplement, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated September 30, 2021, which together with the accompanying prospectus dated September 14, 2021, contained in our Registration Statement on Form S-3 (Registration No. 333-259242), we refer to as the prospectus, relating to the sale of shares of our common stock, par value $0.0001 per share (the “Common Stock”), of Hall of Fame Resort & Entertainment Company (“we,” “our,” “us” and the “Company”), from time to time through the agents Wedbush Securities Inc. (“Wedbush”) and Maxim Group LLC (“Maxim” and, together with Wedbush, the “Agents”) acting as our sales agents made pursuant to the terms of the equity distribution agreement with the Agents.

This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the prospectus and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus, except as modified or superseded by this supplement.

We are filing this supplement to supplement and amend, as of October 10, 2023, the prospectus to reduce the maximum aggregate gross sales price of our Common Stock that may be offered, issued and sold under the equity distribution agreement. Accordingly, we may offer and sell shares of our Common Stock having a maximum aggregate gross sales price of up to $39,016,766 from time to time through the Agents, acting as our sales agents in accordance with the equity distribution agreement, as amended, inclusive of such sales that have occurred prior to the date of this prospectus supplement. As of the date of the filing of this supplement, we have sold 1,068,298 shares of Common Stock, as adjusted to reflect a 1-for-22 reverse stock split effective December 27, 2022, that are covered by the prospectus pursuant to the equity distribution agreement for an aggregate gross sales price of $24,354,893.

Sales of shares of our Common Stock under the prospectus, if any, may be made by any method permitted by law deemed to be part of an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), by means of ordinary brokers’ transactions that qualify for delivery of a prospectus in accordance with Rule 153 under the Securities Act or such other sales as may be agreed by us and the Agents, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Wedbush and Maxim will act as sales agents on a best efforts basis and will use commercially reasonable efforts to sell on our behalf all of the shares of Common Stock requested to be sold by us, consistent with their normal trading and sales practices, on mutually agreed terms between the Agents and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The Agents will be entitled to compensation of up to 2.0% of the aggregate gross offering proceeds of the shares of Common Stock sold pursuant to the equity distribution agreement. In connection with the sale of our Common Stock on our behalf, each Agent will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Agents will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Agents with respect to certain liabilities, including liabilities under the Securities Act.

Investing in our Common Stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on pages S-7 and 2 of the prospectus and in the documents incorporated by reference therein.

Our Common Stock is traded on The Nasdaq Capital Market, or Nasdaq, under the symbol “HOFV” and our Series A Warrants are traded on Nasdaq under the symbol “HOFVW”. On October 6, 2023, the closing price of our Common Stock was $4.56 and the closing price of our Series A Warrants was $0.021.

We are an “emerging growth company” and a “smaller reporting company” as such terms are defined in the Securities Act, and as such, are subject to certain reduced public company reporting requirements.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Wedbush Securities	Maxim Group LLC

The date of this supplement is October 10, 2023